Exhibit (a)(1)(C)

FORM OF LEGAL EMAIL COMMUNICATION TO EMPLOYEES OF SUPPORT.COM

TO: SUPPORT.COM EMPLOYEES

FROM: Anne-Marie Eileraas, Senior Vice President, General Counsel and Secretary

SUBJECT: IMPORTANT NEWS: Launch of Offer To Exchange Certain Outstanding Stock Options for New Stock Options

DATE:

IMPORTANT NEWS—PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 5:00 P.M. PACIFIC TIME ON AUGUST 21, 2009.

We are pleased to provide details of the support.com, Inc. Employee Stock Option Exchange Program. As you may be eligible to participate, we encourage you to read carefully the attached memorandum entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options.” This document will help you to understand fully the risks and benefits of this Exchange Program.

Below you will find a basic outline of the program, as well as other resources to help inform your decision to participate. Please review the resources on the Legal page of our intranet, including the comprehensive FAQ. Should you choose to participate, please complete and return the Notice of Election, which can be downloaded from this site, per the instructions provided.

ELIGIBILITY

You are eligible to participate in the Exchange Program if you meet all three of the following requirements:

•	You are a full-time or part-time employee of support.com or any of its subsidiaries on July 27, 2009.

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You hold one or more outstanding stock options granted under our 2000 Plan, whether vested or unvested, that is “underwater” on July 27, 2009 (i.e., options that have an exercise price higher than the current market price of our common stock). We refer to these options as “Eligible Options.”

•	You continue to be a full-time or part-time employee of support.com or any of its subsidiaries as of August 21, 2009.

EXCHANGE DETAILS

•	This is a one-for-one, voluntary exchange of outstanding stock options.

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If you choose to participate in the Exchange Program, you will be able to exchange your Eligible Options for New Options that will have a strike price equal to the closing price of our stock on August 21, 2009.

The New Options will have a new vesting schedule. For our Executive Officers, one-third of New Options will vest on the first anniversary of the New Option grant date (currently expected to be August 21, 2009), and the remaining two-thirds will vest ratably on a monthly basis over the following two years. For all of our other employees, New Options will vest monthly over a three-year period, beginning immediately on the New Option grant date.

You will be able to exchange all of your Eligible Options or some of your Eligible Options, on a grant by grant basis. To participate, you must submit a completed Notice of Election on or before 5:00 p.m. Pacific Time on August 21, 2009.

On your Notice of Election, you may either indicate that you are tendering all of your Eligible Options, or you may indicate that you are tendering some of your Eligible Options by specifying the grant numbers of the grants for the particular options you wish to exchange. However, if you decide to exchange only some of your options by specifying a particular grant, you must exchange all of the options that are subject to that particular grant.

TIMING

•	The offer period begins July 27, 2009 and is expected to end at 5:00 p.m. Pacific Time on August 21, 2009, unless we are required or choose to extend the offer period to a later date.

•	If you wish to participate in the stock option exchange program, you must elect to participate during this window by either:

•	emailing a scanned or PDF copy of your completed Notice of Election to Maura Burns (tenderoffer@support.com),

•	faxing your completed Notice of Election to the attention of Maura Burns at +1 650-556-1194, or

•	mailing your completed Notice of Election to:

Maura Burns

support.com, Inc.

1900 Seaport Boulevard

Redwood City, CA, 94063

If you send your Notice of Election by mail, you are responsible for ensuring timely delivery. We will not be able to accept any elections received after 5:00 p.m. Pacific Time on August 21, 2009, unless we are required or choose to extend the offer period to a later date.

You may obtain a Notice of Election from the Legal page of our intranet or by contacting Maura Burns at tenderoffer@support.com.

COUNTRY-SPECIFIC REQUIREMENTS

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If you are a non-US employee, please check the “Exchange Offer – Foreign Employees” section of the Legal page of our intranet for information regarding this offer in your specific country, including tax information, and ensure that you have completed the necessary forms for your country.

HOW TO LEARN MORE

The election period for this exchange program begins July 27, 2009 and you may submit a Notice of Election beginning on that date. There are many things to consider when deciding to participate in this Exchange Program, and we encourage you to carefully read the attached memorandum entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options” to fully understand the risks and benefits of this Exchange Program. Please review the Legal page of our intranet, including the FAQ section, for more information and instructions on how to elect to participate in the Exchange Program and how to withdraw from the Exchange Program before the end of the election period if you change your mind regarding your participation.

GENERAL STOCK INFORMATION

You may review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at the E*TRADE website. Any questions regarding password or access should be directed to E*TRADE at https://us.etrade.com/.

If you have any questions about the Exchange Program, please contact Maura Burns by email at tenderoffer@support.com after reading the FAQs. For any other questions on your stock options, you can also contact Linda Ligons or Maura Burns by email at tenderoffer@support.com.